PART II

OFFERING MEMORANDUM DATED DECEMBER 1, 2023



Bia Impact Fund Reg. CF-A 2023A Public Benefit Corporation
110 Edison Place
Suite 310
Newark, NJ 07102
www.biafund.com

Up to $5,000,000 of Class C Common Stock

Minimum Investment Amount: $500

Bia Impact Fund Reg. CF-A 2023A Public Benefit Corporation, a Delaware public benefit corporation ("Bia Impact Fund," "the company," "we," or "us"), is offering up to $5,000,000 worth of Class C Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 and then any such greater amount necessary to acquire a sustainable project by April 30, 2024, the end date of the offering. Unless the company raises at least the Target Amount of $25,000 or such additional project amount under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. This particular investment involves substantial risk as outlined in the detailed risk sections of this offering memorandum. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these

forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Bia Impact Fund Reg. CF-A 2023A Public Benefit Corporation is a public benefit corporation incorporated on January 25, 2023, under the laws of Delaware. The company plans to source, acquire, and operate projects and/or developments that meet sustainable development metrics, as defined by the United Nations ("Sustainable Development Projects"). Fundamentally, Bia Impact Fund is a management company rather than in investment company. An investment in the company is not an investment in an unidentified asset, but rather an investment in Bia Impact Fund's expertise applied to a Sustainable Development Project that the company has taken a controlling interest.

The Problem

Most renewable energy and socially beneficial projects are not funded using capital from a single source. Typically, a limited liability company is created by a developer with limited assets. That developer identifies a potential project, such as installing solar panels on the roof of a building. They will review some preliminary designs to determine the cost of the project and the projected revenues it will generate. If the developer anticipates the revenues over time will justify the up-front costs of development, they will pursue the project.

Project finance involves the raising of funds, usually through some combination of equity and debt and possibly other contributions from tax benefits and grants. Typically, a project must demonstrate a sufficient projected return in investment dollars, typically expressed as an internal rate of return (IRR), for funding sources to commit their capital (equity, debt or other) to the project. The minimum projected returns are called "hurdle rates," and they can be significantly high.

If a hurdle rate for a project cannot be reached, the primary funding markets will bypass the project. They will deem the time, cost and other risks involved in seeing the project through to the point where it generates revenue not worth the return. These projects usually fail to find a financing home and frequently go unfunded and the projects are never started, or if they are started, are never completed.

What's more, long before an energy project is able to secure capital, the project manager must eliminate or minimize as many risks of project success as is practicable. For example, the developer needs site control for the project, and the project needs to be fully designed, so costs and revenues can be projected. Additionally, with a design in place, all permits to construct and operate according to that design must be obtained, along with all land use and other entitlements required to implement the project at the site. Finally, contracts for rights of the various parties to build, operate, and generate revenue must be drafted, negotiated and closed. Some of these processes are iterative, and a change in one facet may require some completed portion to be amended. The pre-development timing for a single project can take months and sometimes years, all prior to a financing event.

The Solution

Bia Impact Fund was formed by market professionals with billions of dollars in project finance and project management experience in order to develop and operate Sustainable Development Projects that are profitable, even if below returns typically seen in and required by the traditional funding sources in the market. Bia Impact Fund intends to ensure that these oft-neglected but still profitable projects are developed and built. It will address the problem stated above, by taking control of and developing projects that are of social and/or environmental value but have lower hurdle rates or carry levels of risk which are not normally acceptable to providers of project capital. We intend to use the proceeds of this Offering to acquire and oversee the development of these Sustainable Development Projects.

Project Sourcing

The Bia Impact Fund professionals have approached some of their contacts in the renewable energy development community and potential beneficiaries of Low/Moderate Income ("LMI") Sustainable Development Project investment, such as the national, non-profit Community Action Partner network, the Amicus Impact solar cooperative, itself associated with benefit corporation characteristics, and certain LMI housing developers. The Bia Impact Fund team has briefed these potential sources of Sustainable Development Projects regarding Bia Impact Fund's intent to raise project acquisition dollars through Regulation Crowdfunding and Regulation A and is in the process of negotiating or attempting to negotiate a memorandum of understanding with these entities such that project development can continue to the extent anticipated profitability can be demonstrated.

Project Criteria

Bia Impact Fund professionals will analyze specific transactions to distill project eligibility and desirability by determining and ranking projects after a review, at a minimum, of the following:

- Does the project meet Bia Fund's Sustainable Development Project goals and contribute to its benefit corporation goals?

- What are the projected costs and revenues, and is there a likelihood that the project will produce a profit?

- What type of role would be warranted? Direct ownership and control through equity carries the downside risk of typically being paid back after all other costs, but it also has the upside benefit for bottom line profits, without a ceiling, and has no timetable for repayment. Provision of debt that is subject to debt repayment requires repayment of set amounts on specific dates, adding predictability regarding a certain repayment revenue stream. With its stringent repayment terms, however, debt arguably renders project success more difficult, particularly to the extent that the project is burdened with unforeseeable delays, costs or diminution in revenues.

- Is grant funding available to buy down the amount of capital needed for the project, whether it be debt or equity?

- Are there tax advantages flowing from the type of project that could provide opportunities for other third-party investors looking to provide project funding dollars in exchange for the tax benefits produced from the project?

- What are the risks, timing and costs associated with receiving all entitlements to build and operate, some of which were outlined above?

- Is the development team experienced with all it might need to bring a successful project to completion?

- Are all contracts in place for site control, entitlements, construction, operation and revenue generation from the project?

We have a performance matrix which assigns value to non-financial "returns". Ex: is a solar project sited in an environmental justice community which will offset natural gas or coal power, create jobs or reduce pollution in that community? Are the primary beneficiaries of a power project low/mod income households? Will the project include local jobs and/or apprenticeship programs? We believe those non-financial benefits are equally important to the monetary benefits.

Acquisition Structure

When a target Sustainable Development Project is identified, entitlements to project development are almost always centered in, or earmarked for, a special purpose entity (SPE) that is a bankruptcy remote LLC. Bia Fund intends to take a 51%, or greater, membership interest in the project SPE, and will either amend, or amend and restate, the operating agreement for the SPE, evidencing such acquisition and control over the developer and major contracts for the development, through pre-development, entitlement acquisition, construction, and operations and management, until the control position ends by its terms or it is sold.

Operations and Management

Once we have acquired an ownership interest in a Sustainable Development Project, our team will go to work to ensure that the project is developed in an expeditious and competent manner. We will oversee construction, grant applications, and other facets of project development.

Once the development phase is complete, we will move into overseeing operations of the project, which is typically handled by the EPC contractor for a modest annual fee. While we believe the ongoing demands for our projects will be minimal, we will continue to service and maintain the project to ensure their operations continue.

Corporate Structure

The company's Class A Common stock is held by Bia Fund, LLC (the "parent"). The Class A Common Stock is the only voting class of equity the company has authorized. The parent, in turn is owned by three entities, who are collectively responsible for the management of the company: GB Energy Services, LLC a subsidiary of Greater Bergen Community Action, Inc. ("Greater Bergen"); Gabel Project, LLC; and EcoEnergy Partners, LLC ("EEP").

The first entity, is GB Energy Services, LLC, is a subsidiary of Greater Bergen Community Action, Inc., a nonprofit corporation and a 501(c)(3) tax exempt organization that has been serving underserved communities since the Great Society legislation of the 1960's, including Head Start early education programs in LMI communities. Over a decade ago, to fund work for unskilled laborers, Greater Bergen became involved in renewable energy projects, eventually forming its own solar development company, Cap Solar, to find and pursue projects for other community action partnerships and other non-profits. Greater Bergen has the entrepreneurial spirit to expand its operations and continuously seeks different ways to assist LMI communities, including founding and operating a credit union which allows it to develop the financial literacy of its clientele. Greater Bergen controls the limited liability company that is a 25% owner and member of the Bia Impact Fund parent. The President and CEO of Greater Bergen along with its CFO, the head of its renewable energy division, and other senior management officials are heavily involved in Bia Impact Fund activities.

The second entity is Gabel Project, LLC. It shares a common owner, (Steven Gabel) with Gabel Associates Inc. Gabel Associated Inc. is a well-established renewable energy advisor and has achieved national scope in its projects and advisory clients. Gabel Associates, Inc. provides consulting advisory services for development of projects on behalf of public, private, and non-profit clients, most of which look to implement some form of clean energy program or project and, if possible, to save money in the process. For 30 years, Gabel Associates has been providing analysis of various state and regional legislative and regulatory initiatives throughout the United States, including initiatives and policies related to solar, wind, energy efficiency, electric vehicles and offshore wind and addressing regulatory, environmental and electric grid related issues. Gabel Associates has grown to include over 39 staff people, some of whom are involved in Bia Impact Fund activities, including two members of senior management. Gabel Project, LLC has a 25% ownership and membership interest in the parent.

The third member and owner of Bia Impact Fund, LLC is EcoEnergy Partners, LLC (EEP), a joint venture and renewable energy developer and advisor. It includes a retired senior manager of General Electric's energy division who has been involved in energy projects around the globe and a non-legal affiliate of a New Jersey-based minority- and woman- owned law firm with four decades of public, project and P3 finance (senior partner Steve Pearlman has closed $15B in such financings), the last 15 years of which have been focused on solar, offshore wind and other renewable energy clients of all manner. EEP has a 50% membership and ownership stake in the parent and is the day-to-day managing member.

In order to implement Fund's concept plan, the team that came together to form the Bia Impact Fund, key personnel, officers and others, all have experience and relationships in sustainable project development and investing. Inherently conflicts will exist, as the strengths and relationships could cause technical conflicts of interest with the Bia Fund. Accordingly, the Bia Impact Fund Operating Company and the Bia Impact Fund Reg CF-A 2023A are in the process of developing a conflicts policy acknowledging the impending conflicts, mindful of, and without forgoing duties and obligations to the Bia Impact Fund Operating Company and the Bia Impact Fund Reg CF-A 2023A, both public benefit corporations.

Fee Structure

The following table sets out the anticipated fees to Bia Impact Fund, as well as to the Bia Impact Fund Operating Company, along with what fees the company intends to receive from a completed Sustainable Development Project:

Fee	Payor	Recipient	Amount	Occurrence of Payment
Operating Company Services Fee	Bia Impact Fund	Operating Company	Budgeted annual operating costs of Operating Company, less budgeted aggregate Operating Company Project Annual Administrative Fees	Annual
Fund Project Fee	Project SPE/SPV	Bia Impact Fund	The greater of (i) 2% of project's cost, or (ii) $50,000 for up to $3M of project's cost, or (iii) amount in (ii) increased by such amount for every additional $3M of project's cost (or pro-rated, as applicable)	One time, at project closing
Operating Company Project Annual Administrative Fee	Project SPE/SPV	Operating Company	2% of project's cost, to cover all or a portion of Operating Company's budgeted annual operating costs	Payable no later than project closing, then annually thereafter

Fund Impact Fee	Investors in Bia Impact Fund	Bia Impact Fund	$350,000, which represents the Fund's reasonable estimate of development costs incurred prior to the fundraising event. The Fund's management maintains discretion to adjust the Fund Impact Fee to reflect actual costs of fundraising.	—

Competition

As noted, Bia Impact Fund seeks to take control of sustainability projects at below traditional market hurdle rates of return, so arguably there are no direct competitors known to Bia Impact Fund in that market. However, if Bia Impact Fund is successful, we anticipate that the other providers of capital may also look to compete in this space, including large ESG funds like Vanguard. However, we will remain distinct because of our focus on oversight and control of the Sustainable Development Projects. Our team consist of experts in project finance; complex tax structures; green energy markets; solar technologies; state, regional and federal energy regulations; engineering; non-profit management, community development projects; financial education for low/mid income individuals and other varied sectors which allow us to pull together seemingly disparate threads and combine to provide novel solutions.

Employees

The company is managed by Bia Fund Operating Company under a services agreement, pursuant to which the operating company provides personnel to oversee the operations of the company. There are currently no full time or part time employees directly employed by the company.

Regulation

The Sustainable Development Projects that the company acquires, oversees and controls will likely be subject to state and federal energy regulations.

Intellectual Property

The company does not have any registered intellectual property.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company is currently headquartered in Newark, New Jersey within the offices of Pearlman & Miranda, LLC.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company

Our company is brand new and has no operating history.
The company was formed in 2023. We have no established business operations within the company to oversee and control Sustainable Development Projects, and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class C Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. While the target offering amount is relatively modest because this is the first solicitation of moneys for the Bia Impact Fund, in order for it to realistically follow through on its concept plan, additional funds need to be raised, from Class C shareholders or otherwise, in order to possess sufficient funds for sustainable project acquisition. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company may not be able to source or locate attractive projects.
The company intends to source, develop, control and oversee Sustainable Development Projects in the United States and has begun working with its network to source and locate suitable projects. There is no guarantee that we will be successful at identifying a sufficient number of such projects, in which case our intended operations would be in jeopardy and you could lose your investment.

The company may be reliant on the success of a small handful of projects.
The company intends to utilize the proceeds of this offering to secure a control and oversight role in a small number of Sustainable Development Projects. Due to the limited amount of projects we will manager, should any one of these projects fail or otherwise prove unprofitable, our ability to maintain our operations and distribute profits to our shareholders may be negatively impacted.

This concept plan is novel. To the company's knowledge, no other entity has sought to raise small investor dollars to invest in Sustainable Development Projects with below traditional market return hurdle rates. A new idea may have a more difficult road to success. If success is achieved, the barrier of entry for competitors is not particularly significant. Therefore, the pipeline for targeted projects might become more challenging.

We may not be able to obtain oversight and control rights in the most desirable projects.
Our business plan requires not just that we provide financial contributions to Sustainable Development Projects, but that we obtain oversight and control rights to make decisions to advance each specific project. This may requires the existing project managers to step back and give up rights they currently hold, or subjugate their ultimate decision making authority to us. If existing managers are unwilling to do that, the company may not have access to that project and may instead take a position with a potentially less desirable project.

We may encounter conflicts with existing management of Sustainable Development Projects.
We intend to acquire interests in Sustainable Development Projects that allow the company to engage in ongoing oversight and control of those projects, and intend to receive those rights in writing. However, if existing project managers do not agree with the direction we are undertaking, that may create conflicts between the company and others associated with the project. Should such conflicts escalate to legal action, the time and effort of the company may have to be put towards those efforts, which may negatively impact the company's financial performance.

Projects may be subject to environmental or other land use regulations that impact the potential for financial return.
The Sustainable Development Projects we intend to be involved with may be subject to environmental and/or land use regulation that increases the cost of developing the project, or reduces the potential return following completion of development. Applicable regulations may even result in halting of a project after it has been initiated. As a result, the company's potential financial results may be harmed.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class C Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class C Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel employed through its parent entity. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

No guarantees of an investment return.
When evaluating Sustainable Development Projects, we rely on proforma financial projections, all of which are based on assumptions which may or may not be accurate. Entitlement periods are lengthy and costs are carried through construction. It can take years to acquire a project site, or rights to it, and receive all approvals, consents and permits to develop and build the project. Revenue generation may not occur immediately. Financing components beyond Bia Fund investments, including debt or grant or subsidy, change with market conditions, may carry their own limitations, and may create competing creditor issues. Even successful projects may not find a ready market for buyers when and if Bia Fund determines to exit an investment. Competition for projects is acute,

there is no guarantee of a pipeline of projects. Third party fees can be significant expenses in finance, renewable investments, law and other consultants are likely to be contracted for or by the Operating Company in Fund related investments. Some or all of these fees may be passed through to the projects' Special Purpose Entities in addition to any Operating Company or Fund fees, thereby further limiting net income returns of the Special Purpose Entities that are the source of any future dividends.

Execution of Projects
Renewable energy projects require multiple parties to deliver under contracted terms, including performance of engineered systems, timely completion of construction at a reasonable cost, obtaining necessary local permits and interconnection agreements, credit of energy purchaser and others. While Bia Fund will seek mitigate these risks through performance contracts with assigned parties, there can be no guarantee that we will be successful in coordinating with the various parties in such a manner that will allow us to develop and operate a given project.

Risks Related to the Securities

Our parent has control over all stockholder decisions because it controls a substantial majority of our voting stock.
As a result of the Class A Common Stock that it holds, the parent will be able to exercise voting rights with respect to an aggregate of 1,000 shares of Class A Common Stock, which will represent 100% of the voting power of our outstanding capital stock immediately following this offering. The Class C Common Stock issued in this offering will not dilute the parent's voting control because the Class C Common Stock has no voting rights. As a result, the parent has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors, the declaration and amount of dividends for all classes of common stock, and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.
The company has set the price of its Class C Common Stock at $1.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We may be limited in our ability to sell certain of the projects in which we invest.
Certain types of projects require a holding period before we can liquidate our interest. For example, a solar project that requires a tax equity partner must be held by us for a minimum period as required by federal tax laws and regulations. Currently, we anticipate that each project will be subject to a ten-year holding period. Due to these holding periods, our ability to liquidate a project may be limited which could, in turn, reduce a purchasers return on investment.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class C Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. In particular, Class B shares are reserved for potential accredited investors that share similar investment and/or outcome philosophies with the Fund. In order to attract such funding, preferences in return and payment priority may need to be contracted for, without any input or consent of Class C shareholders.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people of the parent's management team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Laura Miranda-Browne	President/Chief Executive Officer	6/2/2022	30
Robert Moore	Chief Financial Officer/Treasurer	6/2/2022	10
Lynne Algrant	Chief Operating Officer	6/2/2022	10
Pamela Frank	Sustainable Development Officer	6/2/2022	10
William McNamara	Chief Investment Officer	6/2/2022	20
Stephen B. Pearlman	Interim Public Benefits Officer	6/2/2022	10
Nicole Charpentier	Corporate Secretary	6/2/2022	5
Directors:			
Laura Miranda-Browne	Director	6/2/2022	n/a
Lynne Algrant	Director	6/2/2022	n/a
Pamela Frank	Director	6/2/2022	n/a
Isabel Miranda	Director & Investment Committee Member	6/2/2022	n/a
Key Persons:			
Stephen B. Pearlman	Investment Committee Member	6/2/2022	n/a
Steven Gabel	Investment Committee Member	6/2/2022	n/a
William McNamara	Investment Committee Member	6/2/2022	n/a
Robert Halsch	Investment Committee Member	6/2/2022	n/a

Laura Miranda-Browne, President, CEO, Director

Laura Miranda-Browne is the founder of MBR Services, LLC, a consulting firm focused on business development and operations strategy. Founded in 2018, her clients include Pearlman & Miranda, LLC, EcoEnergy Partners, LLC., and SocBen Investments. Her prior roles include Director of Dustin Yellin Studio in Brooklyn, NY (June 2015 – December 2018) and Assistant Vice President/Department Head/Single Owner Sales at Sotheby's (2005-2015). Ms. Miranda-Browne is a graduate of Boston University.

Robert Moore, CFO

Robert Moore is the Vice President of Finance for Greater Bergen Community Action (GBCA) and the Chief Executive Officer of 1st Bergen Credit Union. His tenure at GBCA began in May of 2000. Mr. Moore is a graduate of Bloomsburg University of Pennsylvania and Southern New Hampshire University.

Lynne Algrant, COO, Director

Lynne Algrant is the Vice President of Planning, Development & Communications at Greater Bergen Community Action, Inc. (GBCA) and has been in that role since July of 2020. Prior to joining GBCA, she held the position of Chief Executive Officer for Bergen Volunteers from 2015 through 2020. Ms. Algrant is a member of the board of National Community Action Partnership and is a graduate of Emory University and Rutgers University.

Pamela Frank, Chief Sustainable Development Officer, Director

Pamela Frank is a Vice President at Gabel Associates Inc. and has held a role with the organization since 2012. She is also the Chief Executive Officer for ChargeEVC, a role she has held since 2016. Ms. Frank sits on the board of Plug In America and is a graduate of the University of Vermont and the University of Medicine and Dentistry of New Jersey.

William McNamara, Chief Investment Officer / Key Person

William McNamara is the Founder and President of EcoEnergy, LLC, a solar development consulting firm opened in 2001 and based out of Old Lyme, CT. Prior to founding EcoEnergy, LLC, Mr. McNamara was a senior executive with GE Power Systems and responsible for the generation, transmission and distribution business units in China from 1990-1995. He also serves as an advisor on the Cohen Transitional Fund, investing in engineering technology developed at Johns Hopkins University, and he is also on the Advisory Council to the Ralph O'Connor Sustainable Institute at Johns Hopkins and serves as a mentor in residence at Johns Hopkins Technology Ventures. Mr. McNamara is a graduate of Johns Hopkins University with an MBA from Rensselaer Polytechnic Institute.

Stephen B. Pearlman, Interim Chief Public Benefits Officer / Key Person

Stephen B. Pearlman is a founding partner at Pearlman & Miranda, LLC, a law firm based in Newark, New Jersey. Prior to founding Pearlman & Miranda, LLC in February of 2014, he was founding partner at Inglesino, Pearlman, Wyciskala & Taylor, LLC. Mr. Pearlman has also been a partner at Decotiis, Fitzpatrick & Cole, LLP and McCarter & English, LLP. Mr. Pearlman is a graduate of Georgetown University and received his JD from New York University School of Law. He has four decades of public finance experience and has closed transactions with an aggregate par amount of $20 million.

Nicole Charpentier, Corporate Secretary

Nicole Charpentier is an attorney at Pearlman & Miranda, LLC, a position she has held since December 2016. Prior to her legal career, Ms. Charpentier was an accountant in the private equity group at BNY Mellon from 2011-2014. Ms. Charpentier is a graduate of the University of Central Florida and received her JD from Rutgers Law School.

Isabel Miranda, Director / Key Person

Isabel Miranda is the Managing Partner and a founding partner of Pearlman & Miranda, LLC., a law firm based in Newark, New Jersey. Prior to founding Pearlman & Miranda, LLC in February of 2014, Ms. Miranda was the founder and CEO of Heritage Family Wealth Consulting. She has held partnership roles at DeCotiis, FitzPatrick, Cole & Wisler, LLC and acted as the Chief Trust Officer and Senior Vice President of the US Trust Company of New Jersey. Ms. Miranda is a graduate of Fordham University with a JD from St. Johns University School of Law.

Steven Gabel, Key Person

Steven Gabel is the Owner and President of Gabel Associates, Inc., an energy and environmental consulting firm founded in 1993. Gabel Associates, Inc., provides energy project development, procurement, financial and environmental advice, along with strategic analysis to ensure the cost effectiveness of each project. Prior to founding his firm, Mr. Gabel was the Director of the Division of Solid Waste Management for the New Jersey Department of Environmental Protection and has also held several Director roles at the New Jersey Board of Public Utilities. Mr. Gabel is a graduate of the University of Pennsylvania and Rutgers University.

Robert Halsch, Key Person

Robert Halsch is President and CEO of Greater Bergen Community Action, Inc., a not-for-profit organization working throughout New Jersey to build more sustainable families, community institutions and neighborhoods. Mr. Halsch has been employed at the company since 1984. He is also a partner at H&D Associates, a management consulting firm specializing in the turnaround of struggling not-for-profits throughout the United States.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of September 4, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Bia Impact Fund, LLC	1,000 Class A Common Stock	100%

The following table describes our capital structure as of October 4, 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Class A Common Stock	1,000	1,000	0	0
Class B Common Stock	50,000	0	0	50,000
Class C Common Stock	5,000,000	0	0	5,000,000
Preferred Stock	500	0	0	500

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs	$25,000	$1,000,000*
Project Acquisition and Management	$0	$4,000,000

*The company intends to recover from any projects in which it acquires an interest, a portion of the offering costs and expenses, including start-up costs of the fund (approximately $350,000) and costs associated with acquiring a Sustainable Development Project, including legal, engineering, financial modeling, permits, entitlement, land acquisition, etc. This may allow for some portion of those proceeds to be reallocated to additional project acquisitions. In addition, the project fees recovered from projects may pay for a portion of Bia Impact Fund and affiliate or related entity operating expenses, which may include a pass through of all or a portion of third-party service provider costs incurred by Bia Impact Fund or its affiliates in connection with any such projects.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Operating Results

The company has not yet generated any revenues or expenses.

As a result of the foregoing factors, the company has not had any gains or losses.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations over the next twelve months:

- Identify 3 solar energy projects suitable for development.

- The company expects to allocate 75% of the funds raised into funding and management of specific projects that meet our benchmarks.

- The company also expects to commence a Regulation A offering to continue growing the number of projects under development and our concept plan and brand shows proof of concept through this Reg CF offering.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company."

As of October 4, 2023, the company has not received any capital or funding other than $120,000 in seed money from Bia Impact Fund, LLC.

The company has no cash on hand as of April 15, 2023. Currently, we estimate our burn rate (net cash out) to be on average $0 per month. We anticipate that the proceeds of this offering will be used to source, develop and operate solar energy projects within 12 months of completing the raise.

To date, the company's startup expenses have been borne by Operating Co. (defined below), which has been seeded with $120,000 of startup capital from holding company.

Indebtedness

As of October 4, 2023, the company has no indebtedness.

Trends

Renewable Energy investments continue to grow and attract investment from private capital across multiple technology sectors: electrification, solar and wind generation, energy storage, carbon capture, electric vehicles, charging stations and the grid infrastructure needed to support the transition to clean energy. The Inflation Reduction Act (IRA) has prioritized investment in, and the benefits of, clean energy technologies for historically under invested communities. The Bia Impact Fund is targeting the positive trends of both clean energy investment growth and the emphasis on urban, rural and tribal communities that can create new jobs, deliver cost savings and health benefits to all segments of the population. At the state level, many states have now initiated incentive programs that couple state and US Federal programs to further incentivize investors to address climate change by developing renewable energy projects and attract investments that create high wage job opportunities.

Major investments have followed the passage of the IRA. Auto companies are building new facilities that will produce electric vehicles and trucks at an unprecedented scale. Solar and wind power generation additions account for many of the new generation facilities being built around the country. Solar manufacturing plants are opening to meet demand, and new wind component manufacturing locations have been announced in New York, New Jersey, Connecticut, Massachusetts and Maryland as the states' and federal administrations' support of offshore wind attracts investments at the gigawatt scale. Electric charging infrastructure is being installed throughout the country to meet the growing demand from electric vehicles (EV's). Investment in basic research is being led by the Department of Energy, encouraging new startups in the fields of clean hydrogen, new battery technologies and carbon capture. All of these areas have a specific carve outs and incentives for low-and-moderate income (LMI) communities built into the IRA.

The IRA has extended the time period available for investors to develop and implement wind, solar and energy storage projects. In addition, the IRA increases the tax credits available to the private market by focusing on the use of domestic content, serving LMI communities, locating the projects in LMI communities, and in communities that previously produced or converted fossil fuels. These credits can now cover up to 70% of project costs. Nonetheless, current investors and market leaders continue to focus their investments so as to avoid the risks associated with LMI communities: i.e. the credit risks of energy consumers, older building stock, uncertain economic growth in LMI communities, etc. This is where the Bia Fund aims to bridge the gap between the very positive trends of investment in clean energy and the needs of LMI communities. Bia Impact Fund also targets those states that are offering support for clean energy development so as to focus investor dollars on the regions and communities that will receive the greatest benefit. Bia Impact Fund is also focused on provisions of the IRA that allow for broader use of the tax credits to attract smaller investors in addition to the traditional tax equity approach of past legislation.

As with any transition of this magnitude, risks are abundant. Current battery technology must address cost, safety and energy density to attract a larger market following. Wind projects are being delayed as investors and suppliers seek to reduce costs and achieve profitability. The political dynamics of continuing to offer incentives for the transition to clean energy will be resisted by incumbent suppliers of fossil fuel based energy. The benefits of investments in clean energy and American communities needs to become clearer to the majority of consumers and leaders, in order to maintain the early momentum achieved in the last decade. Of course, the evidence and effects of a warming planet will continue to be an imperative as well as the transition to clean energy underway around the globe.

Bia Impact Fund management has the expertise and knowledge of the clean energy industry to maximize the potential of these trends in both federal and state incentives, and to navigate the risks outlined. Bia Impact Fund will look to specific opportunities that can create economic potential and deliver positive returns to investors while serving the long-term energy needs of LMI communities.

RELATED PARTY TRANSACTIONS

On February 27, 2023, the company entered into a Services Agreement with BIA Impact Fund Operating Co. Public Benefit Corporation ("Operating Co.") pursuant to which Operating Co. agreed to provide certain administrative services on behalf of the company. In exchange for these services, the company will pay Operating Co. an annual fee, among other fees payable to the acquired projects, as set forth above. Operating Co. is a wholly owned subsidiary of the parent. For other related party payments, see Use of Proceeds.

RECENT OFFERINGS OF SECURITIES

None

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Bia Impact Fund Reg. CF-A 2023, Public Benefit Corporation's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 5,051,000 shares of common stock, consisting of 1,000 shares of Class A Common Stock, 50,000 shares of Class B Common Stock, and 5,000,000 shares of Class C Common Stock, and 500 shares of undesignated preferred stock. As of October 4, 2023, there were 1,000 shares of Class A Common Stock outstanding. For this offering, the company is issuing Class C Common Stock at $1 per share.

Class C Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A and Class B Common Stock; except that our Class C Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Common Stock

Dividend Rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Each holder of Class B Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but only to the extent such holder is expressly provided voting rights by the board of directors.

Repurchase Rights
The company has no right or obligation to repurchase shares of Common Stock from the holders thereof, including shares of Class C Common Stock sold in this Offering. Investors should anticipate holding their shares indefinitely.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences
Holders of the company's common stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's common stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

Though the company currently has no plans to issue any shares of preferred stock, under the Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to designate and issue up to 500 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as the board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;

- reducing the likelihood that holders of common stock will receive payments in the event of the liquidation, dissolution, or winding up of the company; and

- delaying, deterring or preventing a change-in-control or other corporate takeover.

What it Means to be a Minority Holder

As an investor in Class C Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including any determination of which sustainable projects to invest in, when, how much, on what terms, and when to exit; company declarations of dividends to each or select classes, none of which need be uniformly applied; rights of priority of A and/or B shareholders over Class C shareholders; additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected KoreTransfer Agency, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company determined the offering price determined the offering price based on the total funds to be raised and the company's perception of the market appetite for the number of shares to be issued.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.biafund.com/reports.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

ANDES CAPITAL INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the

Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.biafund.co.

Financial Statements and Report of
Independent Certified Public Accountants

**Bia Impact Fund Reg. CF-A 2023A,
Public Benefit Corporation**

February 28, 2023

Bia Impact Fund Reg. CF-A 2023, Public Benefit Corporation

Table of Contents



Independent Auditor's Report

To the Board of Directors and Stockholders of **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation**

Opinion

We have audited the accompanying financial statements of **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation** which comprise the balance sheet as of February 28, 2023 and the related statements of operations, stockholder's equity, and cash flows for the period from January 25, 2023 (inception) to February 28, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation** as of February 28, 2023 and the related statements of operations, stockholder's equity, and cash flows for the period from January 25, 2023 (inception) to February 28, 2023 with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation**'s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

March 27, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation

Balance Sheet

February 28, 2023

ASSETS	
Current Assets	
Cash	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Total Current Liabilities	$ -
TOTAL LIABILITIES	-
Stockholder's Equity	
Preferred stock, $1.00 par, 500 authorized, 0 issued and outstanding as of February 28, 2023	-
Class A Common stock, $.00001 par, 1,000 authorized, 0 issued and outstanding as of February 28, 2023	-
Class B Common stock, $.00001 par, 50,000 authorized, 0 issued and outstanding as of February 28, 2023	-
Class C Common stock, $.00001 par, 5,000,000 authorized, 0 issued and outstanding as of February 28, 2023	-
Additonal paid in capital	.
Retained Earning	-
TOTAL STOCKHOLDER'S EQUITY	-
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ -

The accompanying notes are an integral part of this financial statement.

Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation
Statement of Operations
For the period from January 25, 2023 through February 28, 2023

REVENUE
    Total revenue $ -

EXPENSES
    Total operating expenses   -

    LOSS FROM OPERATIONS   -

OTHER INCOME (EXPENSES)   -

NET LOSS $ -

The accompanying notes are an integral part of this financial statement.

P a g e | 3

Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation
Statement of Stockholder's Equity
For the period from January 25, 2023 through February 28, 2023

	Common Stock $0 Par Value	Preferred Stock $0 Par Value	Additional Paid In Capital	Retained Earnings	Total
January 25, 2023	-	-	$ -	$ -	$ -
Issuance of founders shares		-	-	-	-
Contribution from shareholder	-	-		-	-
Net income (loss)	-	-	-	-	-
February 28, 2023	-	-	$ -	$ -	$ -

The accompanying notes are an integral part of this financial statement.

Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation

Statement of Cash Flows

For the period from January 25, 2023 through February 28, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ -
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Net cash provided by operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from shareholder	
Net cash provided by financing activities	-
NET INCREASE IN CASH	-
Cash at beginning of year	-
Cash at end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year for interest	$ -
Cash paid during year for income taxes	$ -

The accompanying notes are an integral part of this financial statement.

Bia Impact Fund Reg. CF-A 2023, Public Benefit Corporation

Note A – Nature of Business and Organization

Bia Impact Fund Reg. CF-A 2023A, Public Benefit Corporation ("the Company") is a wholly owned subsidiary of Bia Impact Fund, LLC and was organized on January 25, 2023 in the State of Delaware. Headquartered in Newark, New Jersey. The Company plans to create an investment fund that will take a majority position and/or management control of projects and/or developments that meet sustainable development metrics, as defined by the United Nations.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company will place its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC or NCUA insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company, with the consent of its stockholder has elected to be taxed as a pass through entity for federal and state income tax law. No income taxes have been recognized in the accompanying financial statements for the current reporting period.

The Company evaluated its tax positions and determined that it has no uncertain tax positions as of February 28, 2023. The Company's 2023 tax returns will be filed but the due or extended-due date in 2024 The Company fiscal year ending is December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.   The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Stockholder's Equity

Stockholder's equity consists of two classes of shares, common stock and preferred stock. On February 28, 2023 the Company had 5,051,000 common shares with a par value of $0.00001, authorized and the Company authorized 500 shares of undesignated preferred shares with a par value of $1.00 with none issued and outstanding. Preference shares do not have a right to vote, have no conversion, and no preemptive rights unless otherwise granted by the Board of Directors.

Note E – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note F – Subsequent Events

Management has assessed subsequent events through March 27, 2023, the date on which the financial statements were available to be issued.